# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-012907
Filed by CIK 0002124181

## Reporting persons
- Brandon J. Olson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,415,690; shared voting power 0; sole dispositive power 1,415,690; shared dispositive power 0; aggregate amount beneficially owned 1,415,690 (6.6% of the class)
  Comment: Amount in rows 5 and 7 consists of (a) 658,314 shares of Class A Common Stock held by the Jacob V. Spellmeyer 2021 Trust and (b) 757,376 shares of Class A Common Stock held by the Juliet A. Spellmeyer 2021 Trust (together with the Jacob V. Spellmeyer 2021 Trust, the "Spellmeyer Irrevocable Trusts"). Mr. Olson serves as the investment advisor for the Spellmeyer Irrevocable Trusts. As investment advisor of the Spellmeyer Irrevocable Trusts, Mr. Olson may be deemed to hold voting and investment power with respect to the shares held by the Spellmeyer Irrevocable Trusts. Mr. Olson disclaims beneficial ownership of the shares held by the Spellmeyer Irrevocable Trusts except to the extent of his pecuniary interest therein.
  
  Percentage in row 11 is based on 21,572,893 shares of Class A Common Stock outstanding as of May 11, 2026.

## Item 1. Issuer
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale AZ 85260

## Item 2. Person Filing
Name of person filing: Brandon J. Olson
Address of principal business office or, if none, residence: c/o Black Rock Coffee Bar, Inc. 9170 E. Bahia Drive, Suite 101, Scottsdale, AZ 85260
Citizenship: See Item 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page.
Percent of class: See Item 11 of the cover page.
Sole power to vote or to direct the vote: See Item 5 of the cover page.
Shared power to vote or to direct the vote: See Item 6 of the cover page.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brandon J. Olson: /s/ Brandon J. Olson, Brandon J. Olson (05/19/2026)